Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

New York Community Bancorp, Inc., a corporation organized and existing under and by virtue of the state of Delaware (the “Corporation”), does hereby certify:

First: The name of the Company is New York Community Bancorp, Inc. The Company was originally incorporated under the name Queens County Bancorp, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was July 16, 1993. Certificates of Amendment were filed with the Secretary of State of the State of Delaware on August 11, 1998 and November 20, 2000. The Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 9, 2001. Certificates of Amendment were filed with the Secretary of State of the State of Delaware on May 14, 2003, November 6, 2003, April 26, 2016 and June 7, 2024.

Second: This Certificate of Amendment hereby amends and restates Section A of Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation to read in its entirety as follows:

FOURTH:

A. The total number of shares of stock of all classes which the Corporation shall have authority to issue is six hundred and seventy-one million, six hundred sixty-six thousand and six hundred and sixty-six (671,666,666) consisting of:

1.	Five million (5,000,000) shares of Preferred Stock, par value one cent ($0.01) per share (the “Preferred Stock”); and

2.	Six hundred and sixty-six million, six hundred sixty-six thousand and six hundred and sixty-six (666,666,666) shares of Common Stock, par value one cent ($0.01) per share (the “Common Stock”).

Notwithstanding anything to the contrary in this Certificate of Incorporation, as amended, upon the effectiveness of the filing (the “Effective Time”) of the Certificate of Amendment to this Certificate of Incorporation, as amended, pursuant to the General Corporation Law of Delaware, each 3 issued shares (including treasury shares) of Common Stock immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and non-assessable share of Common Stock automatically and without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).

No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu of issuing fractional shares, the aggregate of all fractional shares otherwise issuable to the holders of Common Stock shall be issued to the transfer agent for Common Stock, as exchange agent, for the accounts of all holders of record of Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all fractional interests will be effected by the exchange agent as soon as practicable after the Effective Time on the basis of prevailing market prices of Common Stock at the time of sale. After such sale and upon the surrender of the shareholders’ stock certificates, if any, the exchange agent will pay to such holders of record their pro rata share of the net proceeds (after customary brokerage commissions and other expenses) derived from the sale of the fractional interests. After the Reverse Stock Split, a shareholder will have no further interest in the Corporation with respect to its fractional share interest and persons otherwise entitled to a fractional share will not have any voting, dividend or other rights with respect thereto except the right to receive a cash payment as described above.

Until surrendered, each certificate that represented shares of Common Stock immediately prior to the Effective Time (“Old Certificates”) shall only represent the number of whole shares of Common Stock, as applicable, into which the shares of Common Stock formerly represented by such Old Certificate were combined into as a result of the Reverse Stock Split.”

Third: This Certificate of Amendment shall become effective as of July 11, 2024 at 5:01 p.m. Eastern time.

Fourth: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL. The Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment and directed that such amendment be considered by the stockholders of the Corporation. An annual meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on June 5, 2024, at which meeting the necessary number of shares were voted in favor of such amendment. The stockholders of the Corporation duly adopted this Certificate of Amendment.

In witness whereof, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been executed as of this 11th day of July, 2024.

/s/ Bao Nguyen
By:	Bao Nguyen
Title:	Senior Executive Vice President, General Counsel, & Chief of Staff

[Signature Page to Certificate of Amendment for New York Community Bancorp, Inc.]